WPS RESOURCES CAPITAL CORPORATION                                   EXHIBIT A-1
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2000
(Thousands)

	WPS Resources Capital Corporation	WPS Energy Services, Inc.	WPS Power Development, Inc.	Eliminations		Consolidated Balance Sheet
				Debit	Credit

ASSETS
Current Assets
Cash and equivalents	$ 39	$ (1,446)	$ 6,079	$ -	$ -	$ 4,672
Customer and other receivables, net of reserves	-	210,124	13,513	-	-	223,637
Fossil fuel, at average cost	-	-	6,558	-	-	6,558
Gas in storage	-	44,293	-	-	-	44,293
Materials and supplies, at average cost	-	25	7,094	-	-	7,119
Assets from risk management activities	-	642,481	-	-	-	642,481
Prepayments and other	-	24,610	639	-	-	25,249
Total Current Assets	39	920,087	33,883	-	-	954,009

Net Nonutility and Nonregulated Plant	-	1,255	140,883	-	-	142,138
Investments and Other Assets	108,545	3,580	58,320	-	108,399	62,046
TOTAL	$108,584	$924,922	$233,086	$ -	$108,399	$1,158,193

CAPITALIZATION AND LIABILITIES
Capitalization
Common stock equity	$113,223	$ 44,701	$ 95,575	$140,276	$ -	$ 113,223
Retained earnings	(4,640)	(20,330)	(11,547)	-	31,877	(4,640)
Long-term debt	-	-	115,099	-	-	115,099
Total Capitalization	108,583	24,371	199,127	140,276	31,877	223,682

Current Liabilities
Current portion of long-term debt	-	-	6,985	-	-	6,985
Notes payable	-	9,000	19,312	-	-	28,312
Accounts payable	3	227,083	10,244	-	-	237,330
Accrued taxes	-	787	(110)	-	-	677
Accrued interest	-	-	607	-	-	607
Liabilities from risk management activities	-	659,468	-	-	-	659,468
Other	-	4,393	7,264	-	-	11,657
Total Current Liabilities	3	900,731	44,302	-	-	945,036

Long-Term Liabilities and Deferred Credits
Accumulated deferred income taxes	(2)	(180)	(10,343)	-	-	(10,525)
Other long-term liabilities	-	-	-	-	-	-
Total Long-Term Liabilities and Deferred Credits	(2)	(180)	(10,343)	-	-	(10,525)
TOTAL	$108,584	$924,922	$233,086	$140,276	$ 31,877	$1,158,193